BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Jefferies LLC

520 Madison Avenue

New York, New York 10022

BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

August 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Courtney Lindsay
Mary Beth Breslin

Re: Checkmate Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-239932

Acceleration Request

Requested Date: Thursday, August 6, 2020

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Checkmate Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on August 6, 2020, or at such later time as the Company or its outside counsel, Goodwin Procter LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Greg Butz
Authorized Signatory

JEFFERIES LLC

By:	/s/ Michael Brinkman
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Susanne Mulligan
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]